MADERO, INC.
                       1132 East Plaza Blvd. Suite 203-409
                             National City, CA 91950
                    Phone: (775) 352-3855 Fax (775) 583-9009


July 18, 2007

Mr. Joshua Ravitz
Attorney-Advisor
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street N.E.
Washington, DC 20549-3561

RE: Madero, Inc.
    Form SB-2 Registration Statement
    Filed June 18, 2007
    File No. 333-143845

Dear Mr. Ravitz:

As per your letter dated July 12, 2007 we have revised our document as follows to address your comments:

EXHIBIT NO. 5.1 OPINION RE: LEGALITY

Our legal counsel has revised his opinion as noted.

Thank you for your assistance in this matter.

Sincerely,


/s/ Mike Lizarraga
-------------------------
Mike Lizarraga
President